Exhibit 99.16

CONSENT

The undersigned hereby consents to:

(i)	the use of my name and the scientific and technical information with respect to the Macusani Project derived from Sections 1, 2, 3, 4, 5, 6, 18, 19, 20, 21, 22, 24, 25, 26 and 27 of the technical report titled “Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” with an effective date of January 12, 2016 (the “Technical Report”); and

(ii)	the use of the scientific and technical information with respect to the Macusani Project derived from Sections 13 and 17 of the Technical Report;

each of which is included in this annual report on Form 40-F for the year ended February 28, 2023 (the “Form 40-F”) and the exhibits filed with the Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/ Michael Short

Michael Short, BE (Civil Eng), CEng FIMMM, FAusIMM(CP), FIEAust CPEng
Date: May 30, 2023